Exhibit 1

HOUTHOFF

STOCK PURCHASE AGREEMENT

This Stock Purchase-Sale Agreement (the “Agreement”) is made on this, the 18th day of March, 1999, by and between:

1.               KONINKLIJKE PHILIPS ELECTRONICS N.V., (“Philips” or “Seller”) a public limited liability company organized under the laws of The Netherlands, having its statutory seat in Eindhoven and its principal place of business at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, lawfully represented byMr. Eric P. Coutinho;

2.               NAVPART I B.V., (“NavPart I”), a private limited liability company organized under the laws of The Netherlands, having its statutory seat in Amsterdam and its principal place of business at Atlas Kantorencomplex, Hoogoorddreef 7, 1101 BA Amsterdam-Zuidoost, lawfully represented by Mr. D.J. van Ommeren;

And

3.               NAVPART II B.V., (“NavPart II”), a private limited liability company organized under the laws of The Netherlands, having its statutory seat in Amsterdam and its principal place of business at Atlas Kantorencomplex, Hoogoorddreef 7, 1101 BA Amsterdam-Zuidoost, lawfully represented by NavPart I.

NavPart I and NavPart II are referred to jointly and severally hereinafter as the “Buyer” and “Buyers.” The entities named in numbers 1 through 3, above, are referred to individually as “Party” and collectively in this Agreement as the “Parties.”

RECITALS

A. The following entities formed a consortium for the purpose of investigating the possibility of an equity participation in Navigation Technologies Corporation of 10400 W Higgins Road, Suite 400 Rosemont, IL 60018-3712 and its subsidiaries (collectively “NavTech”):

1.                                       “ORANJE-NASSAU PARTICIPATIES B.V.”, (“ON”), a private limited liability company, having its registered offices at Atlas Kantorencomplex, Hoogoorddreef 7, in Amsterdam-Zuidoost, lawfully represented by Mr. D.J. van Ommeren and Mr. C.M. de Wit for their participation of US$ 22 million;

2.                                       ABN-AMRO PARTICIPATIES B.V., (“ABN-AMRO”), a private limited liability company, having its registered offices at Foppingadreef 22 in Amsterdam, lawfully represented by ABN-AMRO N.V., lawfully represented by Mr. L.P.A. Bergstein and Mr. B. Kramer for their participation of US$ 22 million;

3.                                       PARIBAS DEELNEMINGEN N.V., a public limited liability company, having its registered offices at Haaksbergweg 19, in Amsterdam-Zuidoost, lawfully represented by PAPIBAS ADVIES N.V., lawfully represented by Mr. J.G. Wackwitz for their participation of US$ 11 million;

4.                                       NPM CAPITAL N.V., a public limited liability company, having its registered offices at Breitnerstraat 1 in Amsterdam, lawfully represented by Mr, M.W. Dekker for their participation of US$ 22 million;

5.                                       PARNIB B.V., a private limited liability company, having its registered offices at Burgemeester Van Karnebeeklaan 8 in The Hague, lawfully represented by PARNIB HOLDING N.V. lawfully represented by Mr. J.E.M. van der Burg and Mr. A. Bouman for their participation of US$ 11 million;

6.                                       HAL INVESTMENTS III B.V., a private limited liability company, having its registered offices at Weena 674 in Rotterdam, lawfully represented by Mr. M.F. Groot and Mr. A. A. van ‘t Hof for their participation of US$ 22 million.

The entities listed in numbers 1 through 6, above, are referred to collectively in this Agreement as the “Investors.”

B.      PHILIPS CONSUMER ELECTRONIC SERVICES B.V. (“Philips Consumer Services”), a private limited liability company, having its registered offices at Groenewoudseweg 1, in Eindhoven, The Netherlands is an indirect, wholly owned subsidiary of Philips. Philips Consumer Services holds the shares of NavTech that are the subject of this Agreement, agreed to transfer such shares as described herein, and has arranged with Philips for the transfer of such shares in accordance with the terms of this Agreement.

C.      Philips, ON, and ABN-AMRO concluded a non-binding Memorandum of Understanding on November 2, 1998 outlining a possible transaction, whereby it was envisaged that more parties would join ON and ABN-AMRO in a consortium of investors in NavTech.

D.      ON and ABN-AMRO, acting for and on behalf of the Investors, entered into discussions and evaluations with Seller for the purpose of coming to agreeable terms for a purchase of equity in NavTech. The Investors, Philips and Philips Consumer Services concluded on December 24, 1998 a binding Heads of Agreement (“HOA”), attached hereto as Exhibit 1;

E.      The Investors have decided to form two legal entities, NavPart I and NavPart II. The Investors will participate in NavTech through NavPart I and NavPart II. NavPart I and NavPart II will be the holders of record of the Purchase Shares, defined and described herein;

F.      NavPart II is a wholly-owned subsidiary of NavPart I.

G.      NavPart I has been capitalized with US $ 109,686,589, and NavPart II with US $ 9,374,310.

H.      All Parties to this Agreement have obtained all required internal corporate approvals and authorizations to conclude the transactions pursuant to and as detailed herein;

I.       The Conditions Precedent described in the HOA have been fulfilled, or if not, are waived by the Parties. This Agreement is subject only to the terms and conditions explicitly stated herein.

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

Article 1:                Definitions

All capitalized terms used, but not otherwise defined in this Agreement, shall have the following meanings:

“Acceleration Event” has any of the meanings assigned to such term in Article 6.3(i)-(iii).

“Acceleration Events” means any combination of the events described in Article 6.3(i)-(iii).

“Audited Accounts” are the accounts annexed hereto as Annex 1.

“Buyers” means NavPart I and NavPart II.

“Call Option” has the meaning assigned to such term in Article 6.1(i).

“Capitalization Table” is the capitalization table annexed hereto as Annex 5.

“Closing” has the meaning assigned to such term in Article 3.2.

“Closing Date” means the date referred to in Article 3.2.

“Conditions Precedent” mean (i) the conditions described in Article 7 of the HOA necessary to be fulfilled prior to the consummation of a definitive purchase-sale transaction involving NavTech shares between the Parties; (ii) any other conditions or terms mentioned in the HOA or elsewhere which must be fulfilled, completed, or waived prior to the consummation of this Agreement.

“Consideration” has the meaning assigned to such term in Article 2.2.

“Database” means NavTech’s navigable database, as it may be updated or expanded from time to time which is a digital representation of road transportation networks currently covering the United States (but not Alaska, Hawaii or its territories or possessions, selected provinces of Canada, and selected European countries or portions thereof.

“Escrow Agreement” is the agreement to be executed between the Escrow Agent, Philips, NavPart I and NavPart II substantially in the form of Annex 2.

“Escrow Agent” means a Notary at Houthoff Advocaten & Notarissen, for the purpose of which Maarten A.J.M. Scholtens or his substitute or his successor is currently designated.

“Escrow Shares” means the NavPart I Escrow Shares together with the NavPart II Escrow Shares.

“Exercise Price” means the amount that shall yield an after-tax-result to NavPart I of US $ 116,417,544 pursuant to the exercise of the Call Option or Put Option described in Article 6.

“Heads of Agreement” (“HOA”) means the binding agreement signed by Philips, Philips Consumer Electronics, and the Investors on December 24, 1998, attached hereto as Exhibit 1.

“Initial Public Offering” (“IPO”) means the possible offering for sale of NavTech common stock to the public in accordance with applicable U.S. state and federal regulations.

“Interbank Rate” means the offered rate for interbank loans, for US Dollars as displayed on the relevant Reuters’ screen for US Dollars or about 11.00 a.m. (Amsterdam time) for the relevant period as offered on the London Interbank market.

“Investor Indemnity” means the indemnity undertaken by the Investors for the benefit of Philips under an agreement in the form of Annex 3 hereto and to be executed simultaneously herewith.

“Loan Agreement” means the Second Amended and Restated Master Loan Agreement among NavTech, Philips, and Philips Consumer Services to be executed substantially in the form attached hereto as Exhibit 2, subject to such amendments as are to be agreed in good faith between Philips and NavPart I.

“Material Adverse Effect” means (i) a condition that would lead to a material and sustainable shortfall of operational income and a material and sustainable decrease of the value of NavTech to an investor such as the Investors or (ii) a material depletion of the net asset value of NavTech which, if unrepaired, would lead to a material and sustainable decrease of the value of NavTech to an investor such as the Investors.

“NavPart I Escrow Shares” means 8,892,934 shares of NavTech common stock.

“NavPart II Escrow Shares” means 3,811,258 shares of NavTech common stock.

“NavPart I NavTech Shares” means 75,401,118+8,892,934 (being the NavPart I Escrow Shares =84,294,052 shares of NavTech common stock.

“NavPart II NavTech Shares” means 32,314,765+3,811,258 being the NavPart II Escrow Shares = 36,126,023 shares of NavTech common stock.

“Purchase Shares” means the Navpart I NavTech Shares and the NavPart II NavTech Shares.

“Put Option” has the meaning assigned to such term in Article 6.1(ii).

“Put/Call Shares” has the meaning assigned to such term in Article 6.1(i).

“Registration Statement” has the meaning assigned to such term in the Loan Agreement.

“Software” means all software code and tools used in database creation, updating, modification, distribution, accessing and other operations of NavTech related to the Database either currently conducted or contemplated to be conducted, including (i) tools for automated data capture from machine-readable sources, including post office and public domain government spatial data files; (ii) comparison and validation tools for merging data from multiple sources; (iii) verification tools to validate connectivity and consistency; (iv) integration tools for merging new data into the database structure; (v) statistical and reporting tools for extracting information in human readable form; and (vi) translation software for generating versions of the database in a variety of formats.

“Stock Transfer Agreement” means a duly executed stock assignment which includes duly executed stock powers substantially in the form attached hereto as Annex 4.

“Tax Payment Loan Agreement” has the meaning assigned to such term in Article 7.

“Transfer Deed” means the notarial deed of transfer for the Put/Call shares substantially in the form attached hereto as Annex 16.

Article 2:                Sale and Transfer

2.1           Philips agrees to sell the NavPart I NavTech Shares to NavPart I and the NavPart II NavTech Shares to NavPart II. NavPart I and NavPart II hereby agree to buy their respective portion of the Purchase Shares.

2.2           As payment for the Purchase Shares, NavPart I and NavPart II agree to pay to Philips or to cause to be paid to Philips an aggregate sum of US $ 108.3 million (“Consideration”) at the Closing subject to the terms set forth in Article 3 of this Agreement, and as provided for in Article 3.3(xi).

2.3           The transfer of the Purchase Shares will occur at the Closing subject to the terms set forth in Article 3 of this Agreement.

2.4           Philips represents and warrants that

(i) the Capitalization Table is true and correct as of September 30, 1998 (after giving effect to certain events described therein); and

(ii) by the transfer of the Purchase Shares Philips has vested in NavPart I and NavPart II jointly 24.7% of NavTech’s common stock on a fully diluted basis in accordance with the Capitalization Table.

(iii) except as set forth in Annex 6, there are no obligations related to the issuance, sale or transfer of any equity securities of NavTech as of September 30, 1998, nor shall there have been any such obligations prior to Closing.

If at any time Philips shall be in breach of the warranties set forth in this Article 2.4, Philips undertakes to transfer for nil consideration to NavPart I and/or NavPart II on first demand such number of NavTech common stock as is necessary to restore the percentage ownership in NavTech that NavPart I and NavPart II would have had absent such breach.

Article 3:                Completion of the Agreement

3.1           Pre-Closing Events

The following events have taken place prior to the execution of this Agreement:

(i)     On March 16, 1999 ON organised “Stichting NavPart”, a Netherlands foundation (“the Foundation”). Appointed to the Board of the Foundation were Dirk Jan van Ommeren, Maarten Willem Dekker, Melchert Frans Groot, and Jozef Emile Maria van der Burg. A copy of the Dutch and English texts of the articles of incorporation of the Foundation are attached hereto as Exhibit 3.

(ii)    On March 16, 1999 the Foundation incorporated NavPart I and appointed Mr. D.J. van Ommeren as its managing director. A copy of the Dutch and English texts of the articles of incorporation of NavPart I are attached hereto as Exhibit 4. At the date hereof the issued and outstanding capital of the corporation consists of 2,220 shares with a nominal value of EURO 10,-. The Foundation owns all such issued shares of NavPart I.

(iii)   On March 18, 1999 NavPart I incorporated NavPart II and appointed NavPart I as its managing director. A copy of the Dutch and English texts of the articles of incorporation of NavPart II are attached hereto as Exhibit 5. At the date hereof the issued and outstanding capital of NavPart II consists of 1,820 shares with a nominal value of EURO 10,-. NavPart I owns all such issued shares of NavPart II.

(iv)   On March 16, 1999 the Foundation and NavPart I agreed on the Administration Conditions governing the depository receipts to be issued by the Foundation to the Investors. A copy of the Dutch and English texts of the Administration conditions are attached hereto as Exhibit 6.

(v)    On March 16, 1999 the Foundation issued the following depository receipts:

444	depository	receipts,	numbered	E1-E444,	to	ABN-AMRO;
444	depository	receipts,	numbered	A1-A444,	to	ON;
444	depository	receipts,	numbered	B1-B444,	to	NPM;
444	depository	receipts,	numbered	C1-C444,	to	HAL;
222	depository	receipts,	numbered	E445-E666,	to	Paribas; and
222	depository	receipts,	numbered	D1-D222,	to	Parnib.

(vi)   On March 16, 1999 the Investors signed the Consortium Agreement, a copy of which is attached hereto as Exhibit 7.

(vii)  On March 16 the Foundation paid into the Houthoff client account the amount of the Consideration.

3.2     The closing of the transactions contemplated in this Agreement (the “Closing”) will take place at the offices of Houthoff, Parnasusweg 126 1076 AT Amsterdam, The Netherlands, at 23:00 PM local time, on March 18, 1999.

3.3     At the Closing, the following actions shall be taken:

(i)     Philips Consumer Services will deliver the NavPart I NavTech Shares excluding the NavPart I Escrow Shares to NavPart I by means of a Stock Transfer Agreement;

(ii)    Philips Consumer Services will deliver the NavPart I Escrow Shares and NavPart II NavTech Shares to the Escrow Agent by means of a Stock Transfer Agreement;

(iii)   The Escrow Agent, Philips, NavPart I and NavPart II will execute the Escrow Agreement;

(iv)   NavPart I and Philips will execute the Tax Payment Loan Agreement;

(v)    NavPart I will adopt a shareholder resolution in the form attached hereto as Annex 9.

(vi)   NavPart I and Philips will execute a notarial deed in the form annexed hereto as Annex 7, establishing a pledge for the benefit of Philips over the issued and outstanding share capital of NavPart II in accordance with Article 12.4 hereof.

(vii)  NavPart II and Philips will execute a deed in the form annexed hereto as Annex 8, establishing a pledge for the benefit of Philips over the NavPart II NavTech Shares.

(viii)    Philips Consumer Services will execute a document designating Philips as payee of the Consideration.

(ix)   The Investors, NavPart I and Philips will execute the Investor Indemnity.

(x)    NavPart I and NavPart II will transfer the Consideration to an account designated and held by Houthoff, Advocaten & Notarissen, Parnassusweg 126, 1076 AT Amsterdam, The Netherlands for the purpose of this Agreement. NavPart I and NavPart II will authorize Houthoff in writing to release the Consideration to Philips.

(xi)   Philips will deliver to NavPart I, NavPart II and the Escrow Agent share certificates for the NavTech shares to be transferred in accordance with Articles 3.3(i) –(iii) herein.

(xii)  The Consideration will be transferred by Houthoff to Citibank New York, NY for credit to account # 40670981 in the name of Koninklijke Philips Electronics N.V., Eindhoven, The Netherlands in the form of funds available for the next day.

3.4     Completion of the acts listed in Article 3.3(i)-(xii) above will only be deemed as a binding obligation on condition that all such listed transactions will have been performed.

3.5     By executing this Agreement, the Parties hereby agree to deem all Conditions Precedent mentioned in the HOA, or other preparatory documents and agreements relating to this transaction to be satisfied and fulfilled.

Article 4:                Representations and Warranties

4.1     The Buyers represent and warrant to Philips that:

(i)     Buyers have such knowledge and experience in financial and business matters and is experienced in evaluating and investing in companies such as NavTech that it is capable of evaluating the merits and risks of an investment in the Purchase Shares and of making an informed decision regarding such investment, and has the ability to bear the economic risks of its investment. The Buyers through the Investors have had access, during the course of the negotiations and prior to its investment decision relating to the Purchase Shares, to the information each believed it needs and desires in connection with its evaluation of its investment in the Purchase Shares. Each of the Buyers through the Investors has had, during the course of the negotiations and prior to its investment decision relating to the Purchase Shares, the opportunity to ask questions of, and receive answers from, NavTech and Philips concerning the terms and conditions of the transactions contemplated hereby. Each of the Buyer through the Investors is not aware of any condition that cause the representations of Philips to be inaccurate. (It being understood, that any condition referred to in Annex 10 shall not negatively affect the right of the Buyers to rely in full on the explicit representations contained in Article 4.2 of this Agreement.) Annex 11 sets forth the documents made available to the Buyer through the Investors in the NavTech data room;

(ii)    NavPart I and NavPart II are each acquiring the Purchase Shares for their own respective accounts and not with a view to, or for resale in connection with, any distribution thereof. Both NavPart I and NavPart II understand that the Purchase Shares have not been registered under the U.S. Securities Act of 1933 by reason of a specified exemption from the registration provisions thereof which depends on, among other things, the bona fide nature of its investment intent as expressed herein.

4.2     Philips represents and warrants to the Buyer that:

(i)     Philips Consumer Services owns as of the Closing Date the Purchase Shares free and clear of all liens and encumbrances, and upon the acquisition of the Purchase Shares from Philips Consumer Services, the Buyers will own the Purchase Shares free and clear of all liens and encumbrances other than those encumbrances and liens arising from actions or inactions of Buyers or as otherwise contemplated in this Agreement and, except as set forth in Annex 12 NavTech owns as of the Closing Date directly or indirectly all of the issued share capital of the subsidiaries consolidated in the Audited Accounts (the shareholding structure of which is set forth in Annex 13 hereto) free and clear of all liens and encumbrances and as at that date there are no agreements or commitments of any character obligating NavTech or any of its subsidiaries to issue, transfer or sell any shares of capital stock in any such subsidiaries;

(ii)    The principal amount and accrued interest owed to Philips under the Loan Agreement is not greater than $ 170.6 million as of September 30, 1998;

(iii)   The combined effect of any misrepresentation as regards the following warranties shall not have a Material Adverse Effect:

(1)    The Audited Accounts fairly present the financial condition and the results of operations of NavTech at such date and for such period, all in accordance with GAAP as consistently applied to NavTech subject to normal recurring year-end adjustments consistent with prior practice and the absence of notes normally found in year-end financial statements, except as set forth in the notes to such statements;

(2)    The paid-in capital as shown in the Audited Accounts of NavTech is not less than $ 245 million as of September 30, 1998;

(3)    other than as set forth in Annex 14, since September 30, 1998 and up to Closing Date, the business of NavTech has been conducted in the ordinary course, consistent with past practice, and since September 30, 1998 and up to the Closing Date there have been no changes in the financial condition of NavTech, other than changes due to general economic conditions, the condition of financial markets, the conditions within the relevant industry and the effects of this transaction;

(4)    to the knowledge of Philips there is no document or information withheld which is essential to Buyers in determining whether or not to enter into this transaction as a whole. Philips is not aware of any condition, whether disclosed in the Data Room or not, that causes the representations of Philips to be inaccurate. (For the avoidance of doubt the Parties agree, that, as used in this sub-paragraph 4.2(iii)(4), Philips shall not mean NavTech or its subsidiaries).

(iv)   All U.S. and foreign (national and local) taxes, payable on or prior to the date hereof of NavTech, have been paid when due, except for such non-payment the effect of which should not reasonably be expected to have a Material Adverse Effect.

(v)   Except as set forth in Annex 15 the combined effect of any misrepresentation as regards the following warranties shall not have a Material Adverse Effect:

(1)    NavTech has sole and unencumbered title to or right to use the Database taken as a whole apart from Philips’ security interest therein and the sole right to exploit such Database and has valid and existing licenses to any copyrights and other intellectual property rights covering data incorporated in the Database;

(2)    NavTech is the owner or the rightful user of the Software; and

(3)    except as identified on the Audited Accounts there are no legal proceedings relating to title to the Database or the Software or infringements by the Database or the Software on the intellectual property rights of others that have been commenced in a court of law against NavTech or its subsidiaries; no such proceedings have been threatened.

4.3     Survival of Representations and Warranties

The representations and warranties set forth in this Agreement shall survive for a period of 18 months following the date hereof. Each of the Parties shall during this period promptly notify the other Parties of any condition it becomes aware of that would cause any of the representations and warranties set forth in this Agreement to be inaccurate. Claims brought for breach of the representations and warranties set forth in this Agreement after the expiration of the applicable representation or warranty shall have no effect.

4.4     Cure

If, within 18 months after the date hereof the representations or warranties of Philips set forth in this Agreement shall not be true and accurate as per the Closing Philips shall be required to at its election:

(i)    cure such default, or;

(ii)    subject to Article 5, pay such an amount as, on an after tax basis, shall yield to Buyer the actual diminution, resulting from such inaccuracy, of the value of the Purchase Shares excluding the NavTech Shares held by NavPart II plus interest thereon from the Closing Date to the date of payment at the Interbank Rate.

Article 5:                Cap on Obligations of Phillips

5.1           Under no circumstances shall Philips and/or Philips Consumer Services be required to pay to the Buyers and/or Investors under any or more of the provisions of this Agreement a collective amount in excess of US $ 116,417,544 million except in the event that the Put Option or the Call Option is exercised in which case the maximum amount payable will be the Exercise Price.

5.2           Any amount received from Philips and/or Philips Consumer Services by the Buyer on an after tax basis and excluding the interest in this respect shall be treated as an adjustment of the purchase price and shall, to the extent of such adjustment, reduce the Exercise Price pro rata.

Article 6:                Put and Call Options

6.1     The Parties agree that:

(i)     Unless prior to December 2005 Philips or NavPart I have exercised their rights under Article 6.2, Philips has the right to buy the shares of NavPart II (the “Put/Call Shares”) at the Exercise Price (the “Call Option”) during the first fifteen days of December 2005 upon the terms of the Transfer Deed.

(ii)    Unless prior to December 2005 Philips or NavPart I have exercised their rights under Article 6.2, during the last 15 days of December 2005 and provided Philips has not exercised the Call Option, NavPart I has the right to sell to Philips the Put/Call Shares at the Exercise Price (the “Put Option”) upon the terms of the Transfer Deed as defined in Article 6.8 of this Agreement.

6.2     Philips may exercise its Call Option prior to December 1, 2005 any time upon the occurrence of an Acceleration Event. The right to exercise the Call Option related to such Acceleration Event will expire on the fourteenth day after the date on which NavPart I or Philips have given notice to the other of such event. If such right to exercise the Call Option expires without being exercised, NavPart I shall have fifteen days, beginning on the day after the expiration date of such Call Option, to exercise the Put Option. After such time, the right to exercise the Put Option related to such Acceleration Event shall expire.

6.3     For purposes of this Agreement, an Acceleration Event shall be any one of the following:

(i)     The commencement or filing by NavTech or any other party of a voluntary or involuntary case or proceeding in relation to NavTech under any applicable federal, state, or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent or the making by NavTech of an assignment for the benefit of creditors, or the admission by NavTech in writing of inability to pay their debts generally as they become due, or the taking of action by NavTech in furtherance of any such action;

(ii)    The execution of an underwriting, distribution, placement or similar agreement for an IPO of NavTech, whether pursuant to a prospectus, offering memorandum or otherwise;

(iii)   Breach of any of the parties bound to the Put Option and Call Option of a covenant under the terms of any loan arrangements with outside bankers or any default under any such arrangement.

6.4     In the event that an Acceleration Event occurs and the Call Option or the Put Option is exercised, then the Exercise Price shall be adjusted as follows:

(i)     In the case of an Acceleration Event described in Articles 6.3(i) or 6.3(iii) above, the Exercise Price shall be discounted for such number of days as the first day of the Put Option shall be accelerated at a discount rate, reduced for the effect of taxation in the Netherlands, equal to the Interbank Rate quoted between banks in New York at such first day.

(ii)    In the case of an Acceleration Event described in Article 6.3(ii) above, the Exercise Price shall in no event be greater than the Exercise Price of the Put Option or the Call Option, as the case may be, calculated for the events described in Articles 6.3(i) or 6.3(iii) above.

6.5   In the case of an Acceleration Event described in Article 6.3(iii) above and (y) if the acceleration is caused by Philips or Philips Consumer Services, the Buyer shall have the right to exercise the Put Option during 14 days from the date the Buyer received notice thereof, and (z) if the acceleration is caused by the NavPart I or NavPart II, then the Seller shall have the right to exercise the Call Option during 14 days from the date the Seller has received notice thereof.

6.6   Each of Philips and NavPart I is under an obligation to give prompt notice to the other party of the occurrence of an Acceleration Event.

6.7   Following the exercise of the Call Option or the Put Option, the transfer of the Put/Call Shares shall take place within 30 days thereof in accordance with the terms of Article 6.8.

6.8   Upon Philips and NavPart I having agreed on the amount that yields an after-tax result to NavPart I of US $ 116,417,544 million and having expressed unanimously their instructions to a notary at Houthoff, Parnassusweg 126 1076 AT Amsterdam, The Netherlands (the “Notary”) to prepare Transfer Deed, and include with such instructions all information and details necessary to complete a draft Transfer Deed, the Notary shall complete a draft Transfer Deed, substantially in the form attached hereto as Annex 16 which shall be finalized subject to the agreement of Philips and NavPart I. NavPart I warrants to Philips, that the balance sheet of NavPart II, a copy of which is to be attached to the Transfer Deed pursuant to Article 2(k) thereof, shall be substantially in the form of Annex 17.

6.9           Completion of the transfer of Put/Call Shares shall occur at the offices of the Notary, where (i) NavPart I and Philips shall appear within 7 days following the presentation of uniform instructions by Philips and NavPart I of all of the necessary information to complete the Transfer Deed, and (ii) after the presentation thereof to Philips and NavPart I by the Notary. At such appearance, Philips and NavPart I shall execute the Transfer Deed and Philips shall pay the Exercise Price to NavPart I. Payment of the Exercise Price shall be made in immediately available funds to the account to be specified by NavPart I.

6.10         Subject to and in accordance with the provisions of the Investor Indemnity, NavPart I hereby undertakes with Philips:

(i)     that (y) the assets of NavPart II will at all times up to and including completion of the transaction referred to in Article 6.8 solely consist of the NavTech common stock transferred to NavPart II pursuant to this Agreement and that, on the basis of the cost price of such shares, the net asset value of NavPart II will not be less than such cost price less any negative reserves related to the accumulated costs of normal operating expenses, and (z) NavPart II will have no liabilities other than in relation to normal operating expenses taking into account that the sole and limited activity of NavPart II is to hold the Put/Call Shares until such time as the Put/Call Option is exercised;

(ii)    that NavPart I will conduct the governance over NavPart II in accordance with the stipulation in this clause and with a view of having the balance sheet of NavPart II comply at the date for completion of the transaction referred to in Article 6.8 with the stipulations of the Transfer Deed and at no costs to NavPart II;

(iii) that NavPart I will not otherwise make any charges to NavPart II in the period referred to in the previous subparagraphs.

6.11   NavPart II hereby undertakes with Philips:

(i)                  to execute or procure the execution of all such documents and to do or procure the doing of all such other acts and things, as are, in the opinion of Philips, necessary or desirable to secure to the Philips the full benefit of the security created, or intended to be created, hereby or to enable the Philips fully and freely to exercise all the rights and powers conferred hereby or by law;

(ii)               to ensure that the NavPart II NavTech Shares are free from any restrictions on transfer, save as provided in the Bylaws of NavTech;

(iii)            to promptly give notice to the Philips of any attachment of the NavPart II NavTech Shares and of any other fact or circumstance which may adversely affect the NavPart II Pledge or any of the rights of the Philips thereunder; and

(iv)           to pay all calls or other payments which may become due in respect of the NavPart II NavTech Shares or any part thereof.

6.12        NavPart II further undertakes with Philips without the prior written consent of the Philips (otherwise than for the benefit of the Philips pursuant the SPA):

(i)                  not to sell, transfer or otherwise dispose of the NavPart II NavTech Shares or part thereof or agree to do any such thing;

(ii)               not to create or permit to subsist any Encumbrance (as defined in the NavPart II Pledge) over the NavPart II NavTech Shares or any part thereof (other than in favour of the Philips) or agree to do any such thing;

(iii)            not to amend the Articles of Association of NavPart II;

(iv)           not to grant any option or other third party right in relation to the NavPart II NavTech Shares (other than in favour of the Philips);

(v)              not to issue any new shares of NavPart II or to redeem or retire any of NavPart II’s shares or to reduce the nominal value thereof;

(vi)           not to co-operate in any consolidation of NavPart II with (bedrijfs- of aandelenfusie), or to merger of NavPart II into (juridische fusie), any other company or co-operate in any other company to merging into NavPart II or in any division (splitsing) of NavPart II or involving NavPart II in any division of another company, whether a division by acquisition, a division by the formation of new companies or otherwise;

(vii)        not to declare any Dividends other than Permitted Dividend; and

(viii)     not to do or cause or permit to be done anything which may adversely affect the interests of the Philips under the NavPart II Pledge or, the validity or enforceability of the NavPart II Pledge or (the value of) the NavPart II NavTech Shares.

Article 7:                Tax Payment Loans to NavPart I

Philips will from time to time grant loans to NavPart I up to an aggregate maximum principal amount of US $ 15,000,000 (excluding interest accruals) to cover corporate income taxes to be paid by NavPart I solely arising out of the put/call structure adopted in Article 6 of this Agreement and under the terms set forth in Annex 18, attached hereto (“Tax Payment Loan Agreement”).

Article 8:                Funding

8.1                                 The Parties agree that Philips will continue to fund NavTech directly, from January 1, 1999 onwards in accordance with the Loan Agreement up to a maximum of US $ 100 million.

8.2                                 In the event that the NavTech funding requirements in accordance with the provisions of this Article 8 are expected to exceed such maximum funding by Philips, then, within 6 months from the date of such determination, the Parties hereto will exercise best efforts and will cause NavTech to exercise best efforts to seek funding from other sources than Philips at more preferential terms than those applicable under the Loan Agreement. If such efforts have not been successful within six months, Philips will undertake to fund additionally under the terms of the Loan Agreement up to US$ 25 million. However, in no event will Philips be required to fund NavTech in excess of an all-in total of US $ 125 million from January 1, 1999 onwards. The obligation under Article 8.1 and 8.2 to fund directly by Philips is subject to there being an agreed upon business plan and budget from time to time by the Board of NavTech, there being an evidenced cash need within NavTech on the basis of such business plan and budget, and there not being an alternative source for NavTech to obtain such funds upon terms equal to or better than those offered under the Loan Agreement

8.3                                 Philips undertakes with NavPart I that it shall provide copies of any notice to NavTech required or permitted under the Loan Agreement to NavPart I. Philips further agrees that it shall cooperate in good faith with NavPart I to assist NavTech in curing any Default (as defined in the Loan Agreement) prior to demanding prepayment or repayment of the Term Note Loans (as defined in the Loan Agreement) or refusing to provide any additional Term Note Loans under the Loan Agreement; provided, however, that under no circumstance shall Philips be required or obligated to lend funds or otherwise make cash advances or financial accommodations to NavTech other than the amounts set forth in Articles 8.1 and 8.2; and provided further that such obligation to cooperate in good faith shall not extend past the time when Philips could exercise its rights to prepayment, repayment or refusal under Article 8.4.

8.4                                 Philips further agrees with NavPart I not to exercise its right to accelerate, or demand prepayment or early repayment of the Term Note Loans or exercise its right to refuse to provide any additional Term Note Loans, without the prior consent of NavPart I, unless:

(i)             a business plan and budget is due to be approved by Philips and NavPart I under the terms of Article 8.5 and under such terms no duty exists to approve such business plan and budget; or

(ii)          from and after January 1, 2001 NavTech fails to perform in accordance with the business plan in effect at the time and such failure is such that it is not reasonable to expect that Philips and NavPart I will be required to approve the business plan and budget next to be drawn up in accordance with Article 8.5; it being understood that any dispute arising over this determination shall be settled by the persons designated in Article 8.5 for dispute resolutions by way of binding opinion and otherwise upon the terms set forth in Article 8.5; or

(iii)                     if at any given time as from January 1, 2001 under the terms of the Loan Agreement and after having given effect to Article 8.3, Philips would have the right to demand prepayment or repayment of the Term Note Loans or exercise its right to refuse to provide any additional Term Note Loans, and at that time the Enterprise Value of NavTech is less than the total of outstanding Term Note Loans (including all advances and accrued interest). Enterprise Value for this purpose shall mean, the total value of NavTech and equals the sum of (i) the value of NavTech’s debt (the amount of interest bearing debt, including accrued interest, outstanding, according to NavTech’s balance sheet) and (ii) the fair market value of NavTech’s equity and shall be established by an independent appraiser, to be appointed, upon Philips’ written notification to NavPart I that it will exercise its right hereunder. In such event the appraisal shall be made by a partner or senior employee of a reputable firm of investment bankers or comparable consultants having relevant expertise and willing to agree to decide by way of a binding opinion (bindend advies) in accordance with Articles 900 ff of book 7 BW (the “Investment Banker”). Within one week of the notification by Philips, Philips and NavPart I shall jointly appoint the person to give the binding opinion within 6 weeks of one of these parties giving the other notice of wishing such dispute resolution. In the event Philips and NavPart I fail to appoint such person within 1 week, each of Philips and NavPart I shall be free to apply to the President of the District Court in Amsterdam to make such appointment. NavPart I and Philips covenant that they shall cause NavTech to give all necessary support and information to the Investment Banker

(iv)                    any of the following events occur: (i) the passing of a resolution by the board of Navigation Technologies Corporation to commence a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency or other similar law or (ii) the passing of a resolution by the board of Navigation Technologies Corporation to consent to (y) the entry of a decree or order for relief in respect of Navigation Technologies Corporation in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency or other similar law or (z) to the commencement of any bankruptcy or insolvency case or proceeding against Navigation Technologies Corporation or (iii) the passing of a resolution by the board of Navigation Technologies Corporation to file a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or (iv) the passing of a resolution by the board of Navigation Technologies Corporation to consent to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Navigation Technologies Corporation or any substantial part of its property, or (v) the passing of a resolution by the board of Navigation Technologies Corporation to make an assignment for the benefit of creditors or to admit to inability to pay its debts generally as they become due.

provided, however, that this Article 8.4 shall not be applicable (i) when NavPart I is in material breach of representations, warranties or covenants hereunder, and such material breach continues unremedied for 10 days after notice thereof having been given by Philips and (ii) the equity interest of NavPart I and NavPart II falls below 10% of the outstanding sharecapital of NavTech. In such case Philips shall have the unrestricted right to exercise its rights under the Loan Agreement. And, provided further that this Article 8.4 shall not prevent Philips from giving notice of its intention to cease providing Additional Term Loans pursuant to Section 2.07 of the Loan Agreement at such time that Philips will not be obligated to provide further loans to NavTech after lending the amounts set forth in Articles 8.1 and 8.2, so long as Philips continues to fund without reduction of amount as contemplated by Sections 2.07(b) and (c) of the Loan Agreement.

8.5                                 NavPart I and Philips agree to cooperate in good faith to agree with NavTech to develop an annual business plan and budget on a quarterly basis for each fiscal year of NavTech by September 30 of the preceding calendar year, but in any event not later than November 30 of such preceding calendar year, the first such date being November 30, 2000. Such business plan and budget shall contain the Parties’ and NavTech’s agreed upon and reasonable expectations for tangible net worth, working capital, current ratio, interest coverage ratio, consolidated income and debt/equity ratio, (and such other matters Philips, NavPart I and NavTech may agree) for the period up to and including the year 2004 based on a projected scenario of NavTech’s expected development with projected balance sheet and profit and loss account and cash flow statement on an annual basis drawn up in accordance with current practice. Such business plan and budget shall not be deemed effective unless approved by a majority of the Board of Directors of NavTech and approved by each of Philips and NavPart I.

Philips and NavPart I covenant that they are not under any duty to approve such business plan and budget, unless the projections of such business plan are reasonable and it shows an improvement of the financial performance of NavTech not later than at the end of the period covered by the Business Plan 2001-2004, resulting in a financial condition that can reasonably be regarded as allowing a full refinancing by third parties or repayment by NavTech of the Term Note Loans and all accrued but unpaid interest ultimately by the end of 2004. In the event a dispute between Philips and NavPart I arises as to whether the projections of such business plan and budget are reasonable or whether the reasonable projected results allow a full refinancing by third parties or repayment by NavTech of the Term Note Loans and all accrued but unpaid interest thereon by the end of the year 2004, such dispute shall be resolved by a partner or senior employee of a reputable firm of investment bankers or comparable consultants having relevant expertise and willing to agree to decide by way of a binding opinion (bindend advies) in accordance with Articles 900 ff of book 7 BW (the “Investment Banker”). Within one week of the reference of the dispute Philips and NavPart I shall jointly appoint the person to give the binding opinion within 6 weeks of one of these parties giving the other notice of wishing such dispute resolution. In the event Philips and NavPart I fail to appoint such person within 1 week, each of Philips and NavPart I shall be free to apply to the President of the District Court in Amsterdam to make such appointment.  NavPart I and Philips covenant that they shall cause NavTech to give all necessary support and information to the Investment Banker.

8.6                                 NavPart I covenants with Philips that for such period as any Term Note Loan is outstanding:

(i) NavPart I and Philips shall cause NavTech to repay from time to time, to be analyzed on a quarterly basis on the basis of NavTech’s cash flow position and given the financing needs of NavTech in accordance with the business plan and budget provided for in Article 8.5 of this Agreement to Philips as soon as reasonably possible outstanding loans and accrued interest under the Loan Agreement;

(ii) Philips will be repaid under the Loan Agreement with priority over dividend distributions or other payments to shareholders of NavTech;

(iii) Philips and NavPart I, as soon as reasonably possible, shall cause the accrued interest and loans under the Loan Agreement to be re-financed in whole, or to the greatest extent possible in part, taking into account the financing requirements of the agreed upon business plan of NavTech, provided that in the case of any partial refinancing of such loans, Philips Consumer Services shall maintain its prior and senior security interest in the assets of NavTech;

(iv) Philips and NavPart I, upon an IPO of NavTech shall cause the Term Note Loans and accrued but unpaid interest outstanding under the Loan Agreement to be re-paid.

(v) Philips and NavPart I will not consent to any investment or expenditure which is not in accordance with the business plan in effect at the time of a proposal, or which could materially and negatively affect the financial position of NavTech.

(vi) Philips, NavPart I and NavPart II shall cause their members in the Board of NavTech to cooperate in securing due compliance by NavTech with the terms of Loan Agreement or the implementation of any of the terms of this Article 8;

(vii) In the event that the total interest accrued to Philips under the Loan Agreement as from January 1, 1999 exceeds US $ 100 million, Philips and NavPart I will exercise best efforts and will cause NavTech to exercise best efforts to seek funding from alternative sources at more preferential terms than those applicable under the Loan Agreement.

8.7                                 Nothing herein shall be construed as a limitation on the amount of interest accruing to Philips under the Loan Agreement. Early repayment of the Term Note Loans under the Loan Agreement other than as a consequence of material breach by NavTech, will not give rise to any redemption fee entitlement by Philips.

8.8                                 NavPart I and Philips agree that, if under the terms of the Loan Agreement Philips, but for the operation of Article 8.4, would have the right to demand prepayment or repayment of the Term Note Loans or exercise its right to refuse to provide any additional Term Note Loans hereof, for a reason that has (i) any material adverse effect on the legality, validity, binding effect or enforceability of any Credit Document (as defined in the Loan Agreement), or (ii) any adverse effect on the perfection (to the extent required under the Security Agreement (as defined in the Loan Agreement) or priority of Philips’ Liens (as defined in the Loan Agreement) upon the Collateral (as defined in the Loan Agreement), NavPart I and Philips shall (in addition to their duties under Articles 8.3 and 8.6 hereof and should the implementation of those duties not take away such effect) enter into good faith negotiations for the purpose of protecting Philips’s interests as lender and agree alternative solutions to take away such effect.

8.9                                 Subject to NavPart I (and for so long as the Put Option or the Call Option shall not have been exercised, NavPart II) not being in default under this Agreement in any material respect, Philips shall not exercise its rights to be indemnified by NavTech under Article 4.04 of the Loan Agreement and (ii) shall not exercise its right to any adjustment on account of withholding or deduction of Taxes (as defined in the Loan Agreement) to the extent that such adjustment relates to the issue of Warrants. Article 8.9 shall not apply to the extent that Philips reimburses on a dollar-for-dollar basis the loss of Net Asset Value of NavPart I caused by any such payment by NavTech.

Article 9:                Escrow Agreement

9.1           Philips shall cause Philips Consumer Services to deposit with the Escrow Agent the NavPart I Escrow Shares and the NavPart II NavTech Shares (collectively, the “Escrow Shares”) subject to the terms of Article 3.4 of this Agreement.

9.2           The Navpart I Escrow Shares shall be transferred by the Escrow Agent to NavPart I in accordance with the terms of the Escrow Agreement. The Navpart II Escrow Shares shall be released in accordance with the terms of the Escrow Agreement but transferred to NavPart II only if permitted under the terms of the Escrow Agreement.

9.3           Philips will have the duty to maintain accurate records pertaining to the Loan Agreement, the loans it has extended, and the corresponding number of Escrow Shares to be released to NavPart I and NavPart II pursuant to the Escrow Agreement, and in addition, to share such records with the Escrow Agent and Buyer. To the extent it is able to do so, Philips irrevocably authorizes NavPart I and NavPart II to gain access to and receive information from the administration of NavTech or to ask the Auditors of NavTech to certify the correctness of any information received by NavPart I or NavPart II in respect to the numbers of warrants outstanding.

Article 10:                                          Confidentiality

No Party shall disclose any information regarding the contemplated transaction, including the negotiations relating thereto, except as may be required by applicable law rule or regulation, or by the rules of a stock exchange or other self regulating organization whose rules apply to such party and except as provided in 12.6 below, or as Philips and NavPart I may otherwise agree. This document as well as other documents exchanged between the Parties, remains subject to the terms of the Confidentiality Agreement between Philips, ON, and ABN-AMRO, dated July 10, 1998, annexed hereto as Exhibit 8. Notwithstanding the foregoing, the Investors are free to place a tombstone of normal content but not disclosing specific information about the current transaction, subject to approval by Philips, which approval shall not be unreasonably witheld.

Article 11:              Notices

11.1         Any notice or demand to be served under this Agreement shall be in writing and may be sent by telefax, by courier, or by registered mail, and shall be deemed to have been received upon delivery when sent by courier or by registered mail. When sent by telefax, delivery shall be deemed to have occurred upon completion of communication.

11.2                           For any matters pertaining to this Agreement, notice shall be sent as follows:

(i)     if to Buyer:

NAVPART I B.V.

Attn. Mr. D.J. van Ommeren

c/o “Oranje-Nassau Participaties B.V.”

Atlas Kantorencomplex, Hoogoorddreef 7

1101 BA Amsterdam-Zuidoost

Telefax: (3120) 567-7170

with copy to:

(a)               ORANJE-NASSAU PARTICIPATIES B.V.

Attn. Mr. D.J. van Ommeren and Mr. C.M. de Wit

Atlas Kantorencomplex, Hoogoorddreef 7

1101 BA Amsterdam-Zuidoost

Telefax: (3120) 567-7170

(b)               ABN-AMRO PARTICIPATIES B.V.

Attn. Mr. L.P.A. Bergstein and Mr. M.G.F. Franssen

Foppingadreef 22

Postbus 283, 1000 EA Amsterdam

Telefax: (3120) 628-7822

(ii)    if to Seller:

KONINKLIJKE PHILIPS ELECTRONICS N.V.

Attn. Mr. Eric P. Coutinho

Rembrandt Tower, Amstelplein 1

1096 HA Amsterdam

Telefax: (3120) 597-7230

with copy to:

PHILIPS INTERNATIONAL B.V.

Corporate Legal Department, Building VO-1

Attn. Mr. G.P.M. van Brussel

Groenewoudseweg 1

Postbus 218, 5600 MP Eindhoven

Telefax: (3140) 278-6488

Article 12:              Miscellaneous

12.1         It is the intent of the Parties that NavTech will prepare for an IPO of NavTech not later than 2002.

12.2         The Parties hereby renounce and surrender any rights to rescind this Agreement after Closing.

12.3         Any arrangements existing from time to time between the shareholders of NavPart I will be disclosed to Philips.

12.4         NavPart I shall as part of the Closing pledge the issued and outstanding share capital of NavPart II to Philips under the terms of a pledge agreement in the form of Annex 7. NavPart II hereby pledges to Philips the NavPart II NavTech Shares and (conditional upon such shares being allocated to NavPart II under the Escrow Agreement) the NavPart II Escrow Shares under the terms of a pledge agreement in the form of Annex 8. Such pledges shall secure the Secured Liabilities as defined in such pledge agreements. The pledges will end upon the implementation of Article 6 hereof in accordance with its terms and in accordance with the terms of the Transfer Deed and, in the case of the pledge of NavPart II NavTech Shares, the repayment of all sums due under the Tax Payment Loan Agreement.

12.5         All obligations of Philips hereunder are those of Philips, except to the extent that they can only be performed by Philips Consumer Services, the obligations of which are guaranteed by Philips. Philips will participate in NavTech through its affiliated company Philips Consumer Services or any other group company of Philips, provided such group company becomes a party to this Agreement and the obligations of such group company are guaranteed by Philips.

12.6         Upon consummation of this Agreement, NavTech will no longer be a Philips Group company, and will consequently lose any rights it may have to Philips’ shared technology (including rights under cross license arrangements to which Philips is a party), shared purchasing, and insurance, if any. Any ongoing relationships between Philips and NavTech will (continue to) be on an arm’s lengths basis.

12.7         The Parties will agree to use best efforts to maintain the NavTech Board at 7 members unless agreed otherwise. Philips agrees that, for as long as NavPart I and NavPart II collectively own at least 10 % of the NavTech outstanding common stock, Philips will cause its shares to be voted in favor of two Board Members selected by NavPart I to the NavTech Board, and NavPart I agrees that for as long as Philips owns at least 25% of NavTech outstanding common stock, NavPart I will cause such shares and cause those of NavPart II to be voted in favor of three Board Members selected by Philips to the NavTech Board.

12.8         Except for Philips’ funding obligation as set forth in Articles 7, 8, and 9, Philips will not have any further funding obligation. In case additional funding is required, Philips and NavPart I will jointly discuss how to provide additional funding for NavTech. It is not expected that any dividend distributions will occur prior to an IPO.

Article 13:                       Waivers

There shall be no waiver of any term, provision or condition of this Agreement unless such waiver is evidenced in writing duly signed by the waiving party. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provision hereof. Failure of any Party hereto at any time or times to exercise any right under or to require performance of any provision of all of this Agreement shall not affect its right to exercise such right or to enforce such provision at a later time.

Article 14:                       Changes

14.1         Changes to this Agreement can only be validly made and shall come into force solely when agreed upon and when duly signed by all Parties hereto.

14.2         In the event that any of the provisions contained in this Agreement shall be deemed invalid or unenforceable, the remaining provisions shall be construed as if such invalid or unenforceable provision were not contained herein; and such invalid or unenforceable provision shall then be deemed to have been replaced by a provision which as closely meets the intention of the Parties at the time of inserting the original provision.

Article 15:                       Schedules, Annexes and Exhibits

The Annexes and Exhibits to the Agreement are part of this Agreement.  Any reference to this Agreement includes reference to the Annexes and Exhibits and any document executed pursuant hereto.

Article 16:                       Entire Agreement / Merger

16.1         This Agreement and the other documents directly or indirectly referenced herein constitute the “definitive documentation” referred to in Article 1.1 of the HOA, and as such provide the operative conditions of the purchase-sale and corollary transactions described herein. The HOA hereby ceases to have any legal effect, except for the obligations of the Investors under Article 11.2 of the HOA, which the Investors will guarantee severally.

16.2         This Agreement contains the entire agreement between the Parties with respect to the transactions contemplated herein and supercedes all previous written or oral negotiations. This Agreement is not intended to and shall not be construed to confer upon anyone other than the Parties hereto, and their successors and permitted assignees, any rights or remedies hereunder.

Article 17:                       Governing Law and Competent Court

17.1         The Parties agree that this Purchase-Sale Agreement shall be governed by the laws of the Netherlands.

17.2         The Courts of the city of Amsterdam shall have sole jurisdiction in case a dispute arises which cannot be resolved amicably.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement intending it to be legally binding between them in two original counterparts in Amsterdam on the date first written above.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ Eric P. Coutinho
by: Eric P. Coutinho

NAVPART I B.V.

/s/ D.J. van Ommeren
by: D.J. van Ommeren

NAVPART II B.V.

/s/ D.J. van Ommeren
by: D.J. van Ommeren

Philips Consumer Services undertakes to cooperate in performing the acts and carrying out the obligations pertaining to it as set forth in this Agreement.

PHILIPS CONSUMER ELECTRONIC SERVICES B.V.

/s/ Eric P. Coutinho
by: Eric P. Coutinho